Bradford & Bingley

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

2 March 2004

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

Bradford & Bingley plc

<u>**Directors' shareholdings**</u> 04 MAR -9 AM 7:21

Below are details of share allocations made to Directors on 23 February 2004.

2000 Performance Share Plan

The following allocations of Ordinary 25p shares were made under the terms of the above plan.

Director	Number of shares allocated
Christopher Rodrigues	326,882
Rosemary Thorne	204,301
Steven Crawshaw	169,979
Robert Dickie	161,807
Ian Darby	150,366

The shares become available after 31 December 2006. Under the Plan the shares are released progressively subject to the Group's Total Shareholder Return exceeding the median performance of the peer group of companies.

The shares were allocated at a price of 305.92p.

24 February 2004

END

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY EMPLOYEES' RESTRICTED SHARE BONUS PLAN AWARDS

Please note that, in order to facilitate the operation of the Bradford & Bingley Employees' Restricted Share Bonus Plan ("RSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 170,000 Ordinary Shares in Bradford & Bingley plc at 308.38p per share on 26 February 2004. Awards, subject to the RSP rules, were made over those shares during 2004 and Mourant & Co Trustees Limited have agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw, Ian Darby, Robert Dickie and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited. The directors of Bradford & Bingley plc do not participate in the RSP.

End

27 February 2004

Re 82-5154

27 February 2004

Bradford & Bingley completes acquisition of £480 million loan portfolio from GMAC-RFC

Bradford & Bingley Plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £480 million. This is the first purchase resulting from an agreement announced in December 2003 to acquire up to £1.4 billion of loans in four tranches during 2004 from GMAC-RFC.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total managed assets, which stood at £33.2 billion on 31st December 2003, by around 1.4%.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to previous portfolio acquisitions. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring process to confirm that it meets the Bradford & Bingley Group's credit standards. The acquired mortgages are expected to be, by value, approximately 56% buy-to-let, approximately 38% self-certified with the remainder standard mortgages. The book is expected to have an average loan size of approximately £117,000 and an average loan to value of approximately 74%.

Managing Director of Lending, Steven Crawshaw said:

"This continuation of our GMAC portfolio acquisition programme complements our strong organic growth. The growth momentum we built up in 2003 is being maintained as we move through the first quarter of 2004."

Notes

- Bradford & Bingley previously acquired a £650 million mortgage loan portfolio from GMAC-RFC in September 2002. This was followed by a further portfolio purchase in March 2003 for a total consideration of £470 million. The Group announced in April 2003 that it had entered into an agreement with GMAC-RFC to purchase portfolios up to a total consideration of £1.05 billion over the course of 2003; an aggregate consideration of £851m was paid in three tranches. The Group announced in December 2003 that it had entered into an agreement with GMAC-RFC to acquire portfolios up to a total consideration of £1.4 billion over the course of 2004 in four tranches.

- Bradford & Bingley only offers loans secured on property. As at 31st December 2003, its total managed loan portfolio stood at £25.9 billion of which 80% was secured on residential property and 20% secured on commercial property (including Housing Associations). Buy-to-let lending accounted for around 42% of the Group's total residential lending assets.

- As at 31st December 2003 Bradford & Bingley had approximately 50,000 buy-to-let customers, around three quarters of whom had mortgages on only one property with the Group. The average loan size for total buy-to-let balances at 31st December 2003 was approximately

£108,000 nationally and £151,000 in London. The average loan-to-value of the Group's buy-to-let loans was 75% based on original valuation and 69% based on current values. The average income of a typical buy-to-let customer in 2003 was approximately £62,000 pa.

- Mortgage Express is the specialist lending arm of the Bradford & Bingley Group. It provides a range of specialist mortgages, including mortgages for the self-employed, buy-to-let and 100% loans.

- The consideration figures include the assets purchased and a premium payable to the seller.

If you would like to discuss the information in this statement, please contact:

Investor Relations
Phillip McLelland
01274 806112

Investor Relations Advisers
MacMaster & Company
Kirsten Hendrie
020 7493 9500

Media Relations
Alison Cooley
020 7067 5628

Media Relations Advisers
Tulchan Communications
Kate Inverarity
020 7353 4200

Re 82-3154

01 March 2004

Bradford & Bingley completes acquisition of £108 million loan portfolio from Kensington Mortgage Company Limited

Bradford & Bingley is pleased to announce that it has completed the purchase of a mortgage loan portfolio from Kensington Mortgage Company Limited, a wholly owned subsidiary of Kensington Group plc, for a consideration of around £108 million. The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

The portfolio has an average loan size of approximately £104,000 and an average loan to value of approximately 81%. All the loans are secured on UK residential property. In addition to reviewing the credit controls Kensington Mortgage Company Limited employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring processes. The portfolio has a "light adverse" credit profile and includes customers with lower credit characteristics than the Group's standard selective lending. The Group will closely monitor the credit performance of this small portfolio against the higher returns it offers.

Notes

- The Group announced in October 2003 that it had acquired a mortgage portfolio from GMAC-RFC for a total consideration of £106 million. The portfolio had a "light adverse" credit profile. This acquisition was in addition to a continuing portfolio acquisition program with GMAC-RFC that totals £2.5 billion to date.
- Bradford & Bingley only offers loans secured on property. As at 31st December 2003, its total managed loan portfolio stood at £25.9 billion of which 80% was secured on residential property and 20% secured on commercial property (including Housing Associations). Buy-to-let lending accounted for around 42% of the Group's total residential lending assets.
- Mortgage Express is the specialist lending arm of the Bradford & Bingley Group. It provides a range of specialist mortgages, including mortgages for the self-employed, buy-to-let and 100% loans.
- "Light adverse" loans are those made to individuals who do not meet most mainstream lender's requirements.
- The consideration figures include the assets purchased and a premium payable to the seller.

If you would like to discuss the information in this statement, please contact:

Investor Relations
Phillip McLelland
01274 806112

Investor Relations Advisers
MacMaster & Company
Kirsten Hendrie
020 7493 9500

Media Relations
Alison Cooley
020 7067 5628

Media Relations Advisers
Tulchan Communications
Kate Inverarity
020 7353 4200

Re 82-5154

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Bradford & Bingley plc

2) Name of Director

Rosemary Prudence Thorne

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Rosemary Prudence Thorne

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rosemary Prudence Thorne

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of sharesave option

7) Number of shares/amount of stock acquired

2770 - as a result of sharesave option exercise

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 25p shares

12) Price per share

200p

13) Date of transaction

01.03.2004

14) Date company informed

01.03.2004

15) Total holding following this notification

n/a

16) Total percentage holding issued class following this notification

n/a

17) Date of grant

n/a

If a director has been granted options by the company please complete the following boxes

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

24) Name of contact and telephone number for queries

Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for making this notification

Phil Kershaw 01274 806106

Date of Notification.....01 March 2004

Re 82-5154

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Bradford & Bingley plc

2) Name of Director

Ian Stuart Darby

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Ian Stuart Darby

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ian Stuart Darby

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of sharesave option

7) Number of shares/amount of stock acquired

4843 - as a result of sharesave option exercise

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 25p shares

12) Price per share

200p

13) Date of transaction

01.03.2004

14) Date company informed

01.03.2004

15) Total holding following this notification

n/a

16) Total percentage holding issued class following this notification

n/a

17) Date of grant

n/a

If a director has been granted options by the company please complete the following boxes

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

24) Name of contact and telephone number for queries

Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for making this notification

Phil Kershaw 01274 806106

Date of Notification.....01 March 2004

Ko 82-5154

BRADFORD & BINGLEY BOARD CHANGES

2 March 2004

The Board of Bradford & Bingley announced today that it has appointed Steven Crawshaw as Group Chief Executive, following the resignation of Christopher Rodrigues. His appointment will take effect from 31st March 2004.

Steven (42) is currently in charge of the Group's core Lending and Savings business, which has seen substantial growth over the last three years. He joined Bradford & Bingley in 1999 as Flotation Programme Director and was appointed to the Board in January 2002. He previously worked for both Cheltenham & Gloucester and Lloyds TSB.

Christopher Rodrigues, who has been the Group's Chief Executive for 8 years, is leaving to become the President and Chief Executive of Visa International based in San Francisco.

Commenting on the announcement, Steven Crawshaw said:

"I am clear about our priorities in both the short and medium term and I am confident in our strategy. My immediate emphasis is to continue to achieve our growth objectives whilst improving our operational efficiency."

Bradford and Bingley's Chairman, Rod Kent said:

"On behalf of the Board, I would like to thank Christopher for his strong leadership of Bradford & Bingley over the last 8 years which included the flotation process. I wish Christopher every success in his new job.

"Steven is a first class operator and is the natural successor to Christopher. He knows the Company and its businesses very well. He is already responsible for running the lending business which increased gross new lending by 70% last year and contributed over 80% of Group profits in 2003."

Ends

Steven Crawshaw:

Education

Leicester University LLB (1983)
Guildford College of Law (1984)
Cranfield School of Management MBA (1990)

Career History

Cheltenham & Gloucester Plc 1990 – 1997

Legal Department Manager
Strategic Planner
Head of Strategy

Lloyds TSB 1997 – 1998

PA to Andrew Longhurst, Group Director Customer Finance
Launch of customer finance directorate: units included C&G, TSB mortgages, Current accounts and Payment Products, Business Banking, Personal Lending, Card Services, Agricultural Mortgage Corporation, Lloyds Bowmaker, UDT, Mortgage Express, Black Horse Agencies and TSB property services.

Bradford & Bingley Building Society 1999-2000

Flotation Programme Director
Managed the flotation programme for demutualisation of Building Society to form Bradford & Bingley Plc

Bradford & Bingley Plc 2000- present

Group Strategy Director
Responsible for strategy, marketing, communications and PR

Group Strategy, HR & IT Director
Responsible for Strategy, HR, IT, Compliance, Legal, Group Property, Purchasing, BBG Surveyors

Managing Director Lending

Executive Director responsible for B&B residential mortgages, Mortgage Express, Commercial Property Finance, Housing Association Lending, HR and Purchasing. Chairman of Securemove Property Services Ltd, a wholly owned subsidiary of Bradford & Bingley Plc encompassing Surveying, Corporate Property Services (Asset Management) and Conveyancing

Managing Director Lending and Savings

Executive Director responsible for B&B residential mortgages, Mortgage Express, Commercial Property Finance, Housing Association Lending, Savings. Chairman of Securemove Property Services Ltd, a wholly owned subsidiary of Bradford & Bingley Plc encompassing Surveying, Corporate Property Services (Asset Management) and Conveyancing

Steven Crawshaw was appointed to the Bradford & Bingley Plc Board on January 1st 2002.
He is currently a member of the Council of Mortgage Lenders Executive Committee

Press Office:

Siobhan Hotten
Bradford & Bingley plc
21-27 Lambs Conduit Street
London
WC1H 3BD

Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

Andrew Grant
Tulchan Communications Limited
8th Floor
21 New Fetter Lane
London
EC4A 1AE

Tel: 020 7353 4200
Fax: 020 7353 4201
Email: B&B@tulchangroup.com

Investor Relations:

Phillip McLelland
Bradford & Bingley plc
Crossflatts
Bingley
West Yorkshire
BD16 2UA

Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk